FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 20, 2016, announcing Brazilian ISP Ruralweb Deploying Gilat’s Solution for its Rural Broadband VSAT Network

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated July 20, 2016	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Brazilian ISP Ruralweb Deploys Gilat’s Solution for its Rural
Broadband VSAT Network
Gilat’s Cloud-based Network Operation Center (NOC)
assures continuous network availability and performance

Petah Tikva, Israel, July 20, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Ruralweb Telecomunicações LTDA (Ruralweb), a Brazilian company providing fixed satellite Internet and IP services throughout the country, has deployed Gilat’s solution for its rural broadband VSAT network.

The Ruralweb VSAT network, which delivers broadband Internet service to hundreds of rural remote sites across Brazil, is supported by Gilat’s cloud-based Network Operation Center. NOC services include helpdesk, 24x7 network surveillance, exchange-to-exchange responsibility and all operations support systems.

“We chose Gilat for three reasons: expert support, service level assurance and an attractive pricing scheme,” explained Marcus Kruel, Ruralweb’s CEO. “These criteria, combined with Gilat’s excellent track record in Brazil, enabled us to enter the rural broadband market relatively quickly and easily.”

“By assuring network availability and performance, not only do we provide Ruralweb with complete peace of mind,” added Russell Ribeiro, Gilat LATAM's Regional Vice President. “We also take pride in helping to deliver Internet service to some of the most hard-to-reach areas on the planet.”

About Ruralweb
Ruralweb Telecomunicações LTDA (Ruralweb) is a Brazilian company authorized by ANATEL (National Telecommunications Agency) to provide fixed and mobile satellite Internet and IP services throughout the country. With an experienced team dedicated to quality of service and customer care, Ruralweb provides both hub and field services, including installation, maintenance, call center, help desk and commissioning. For additional information, visit http://www.ruralwebtelecom.com.br/index-ingles.php.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net